07003957

SEC ...ISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
213

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|---|---|
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-50498 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSSIO FINANCIAL GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28004 CENTER OAKS, SUITE 100
(No. and Street)

| WIXOM | MICHIGAN | 48393 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN J. BOSSIO 248-449-9310
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROEN, KLUKA & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

| 888 WEST BIG BEAVER, SUITE 790 | TROY | MICHIGAN | 48084 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ALAN J. BOSSIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOSSIO FINANCIAL GROUP, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan J. Bossio
Signature

CEO
Title

Notary Public Com. Exp. 1/21/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSSIO FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2006

# TABLE OF CONTENTS


| | Page |
|---|---|
| Facing Page | 3 |
| Report of Independent Certified Public Accountants | 4 |
| Financial Statements: | |
| Balance Sheet | 5 |
| Statement of Operations | 6 |
| Statement of Stockholders' Equity | 7 |
| Statement of Cash Flows | 8 |
| Notes to Financial Statements | 9 |
| Supplemental Information: | |
| Report of Independent Certified Public Accountants on Supplemental Information | 11 |
| Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 12 |

GK
&Co.

**Groen, Kluka & Company, P.C.**
*Certified Public Accountants and Management Consultants*

*888 West Big Beaver Road, Suite 790*
*Troy, Michigan 48084*
*(248) 362-5000, Facsimile (248) 362-0999*
*Website: www.groenkluka.com*

CPA ASSOCIATES INTERNATIONAL
*Members of CPA Associates International*
*With over 230 member offices worldwide*

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying balance sheet of Bossio Financial Group, Inc. as of December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bossio Financial Group, Inc. at December 31, 2006, and the results of its operations and its cash flow for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

January 30, 2007

BOSSIO FINANCIAL GROUP, INC.

BALANCE SHEET

December 31, 2006

## ASSETS

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 18,888 |
| Furniture, fixtures and equipment, less depreciation (Notes A2 and B) | - |
| Accounts receivable | - |
| | $ 18,888 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts payable | $ - |
| Accrued expenses | 5,400 |
| **STOCKHOLDERS' EQUITY (Note D)** | |
| Common stock - authorized, 60,000 shares; issued and outstanding, 10,000 shares | 40,388 |
| Retained earnings | (26,900) |
| | 13,488 |
| | $ 18,888 |

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2006

| | |
|---|---|
| Revenues | |
| Commissions | $17,093 |
| Investment banking | 12,320 |
| Interest | 194 |
| | 29,607 |
| Expenses (Note E) | |
| Occupancy and equipment | 10,200 |
| Interest | - |
| Professional and outside services | 9,655 |
| Advertising and business promotion | 204 |
| Office supplies and expenses | 3,845 |
| Other operating expenses | 3,549 |
| Commissions and brokerage | - |
| | 27,453 |
| Net income (Note C) | $ 2,154 |

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2006

| | Common Stock | Retained Earnings |
|---|---|---|
| Balance at January 1, 2006 ............ | $40,388 | $(13,354) |
| Shareholder distributions .............. | - | (15,700) |
| Net income for year .................... | - | 2,154 |
| Balance at December 31, 2006 ........... | $40,388 | $(26,900) |

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2006

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | | $ 2,154 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | $ - | |
| Decrease in accounts payable | - | |
| Increase in accrued expenses | 3,300 | |
| Decrease in accounts receivable | - | 3,300 |
| Net cash provided (used) by operating activities | | 5,454 |
| Cash flows (used) by investing activities: | | |
| Purchase of equipment | | - |
| Cash flows used by financing activities: | | |
| Distributions to shareholders | (15,700) | |
| Decrease in other receivables | - | |
| Advances to shareholder | - | (15,700) |
| Decrease in cash | | (10,246) |
| Cash at beginning of year | | 29,134 |
| Cash at December 31, 2006 | | $ 18,888 |
| Cash paid during the year for interest | | $ - |

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

2. General

Bossio Financial Group, Inc. (the Company) was incorporated in Michigan and has membership in the National Association of Securities Dealers, Inc. Pursuant to orders issued by the Securities Exchange Commission, the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

3. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2006:

| | |
|---|---|
| Office Equipment | $ - |
| Less: Accumulated Depreciation | - |
| | $ - |

NOTE C - INCOME TAXES

Pursuant to an election under Subchapter S of the Internal Revenue Code, the stockholders' have elected to be taxed personally for income tax purposes and not as a corporation.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $13,488, which was $8,488 in excess of its required net capital of $5000. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

NOTE E - RELATED PARTY TRANSACTIONS

The company's management and administration is provided by A.J. Bossio & Co., P.C., a company related via common ownership. Management fees and overhead expenses paid for the year ended December 31, 2006 was $20,200.

# SUPPLEMENTAL INFORMATION

GK
&Co.

**_Groen, Kluka & Company, P.C._**
_Certified Public Accountants and Management Consultants_

_888 West Big Beaver Road, Suite 790_
_Troy, Michigan 48084_
_(248) 362-5000, Facsimile (248) 362-0999_
_Website: www.groenkluka.com_

_Members of CPA Associates International_
_With over 230 member offices worldwide_

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION

Board of Directors
Bossio Financial Group, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Bossio Financial Group, Inc. for the year ended December 31, 2006, which are presented in the preceding section of this report. The supplemental information presented hereinafter is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

January 30, 2007

BOSSIO FINANCIAL GROUP, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity (qualifying)......... | | $13,488 |
| Non-allowable assets | | |
| Furniture, fixtures and equipment............. | $ - | |
| Deposits and receivables...................... | - | |
| Haircuts on securities-stocks and mutual funds | - | |
| Undue concentrations ......................... | - | - |
| Net capital .................................. | | 13,488 |
| Net capital requirement ...................... | | 5,000 |
| Excess net capital | | $ 8,488 |
| AGGREGATE INDEBTEDNESS | | |
| Total liabilities and aggregate indebtedness ... | | $ 5,400 |
| Net capital per above .......................... | | $13,488 |
| Ratio of aggregate indebtedness to net capital ... | | .40 |
| RECONCILIATION WITH COMPANY'S COMPUTATION | | |
| Net capital, as reported in Company's Part II Focus report | | $13,488 |
| Net audit adjustments | | - |
| Net capital per above | | $13,488 |

There are no material differences between net capital as reported in the Company's Part II Focus Report and the computation of net capital above.

END